May 19, 2015

Ms. Jennifer Monick
Mr. Isaac Esquivel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Ms. Monick and Mr. Esquivel:

This letter is submitted in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 5, 2015 (the “Comment Letter”) with respect to Colony Capital, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2014, which was filed with the Commission on February 27, 2015 (the “Form 10-K”), as amended on March 31, 2015, and Form 8-K filed on February 20, 2015 (the “Form 8-K”).

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Form 10-K or the Form 8-K, as applicable.

Form 10-K for the year ended December 31, 2014
Notes to Consolidated Financial Statements
6. Investments in Unconsolidated Joint Ventures, page F-22

1. We note you have a 75% ownership interest in Portfolio 8 Investors, LLC and we further note your disclosure that the minority member has control over the day-to-day operations. Given the ownership interest in the entity, please elaborate and explain to us in detail the facts and circumstances specific about this entity that would cause you to conclude that equity method treatment is more appropriate than consolidation. Please cite applicable guidance in your response.

Portfolio 8 Investors, LLC (“Portfolio 8”) is a joint venture established to invest in a portfolio of multifamily properties. The Company owns an 83% interest in a separate consolidated entity (“Preferred Member”), which holds a preferred equity interest in Portfolio 8, representing 75% of the total equity of Portfolio 8. The remaining 25% of equity in Portfolio 8 is held by a third party sponsor (“Common Member”). In addition to a 12% preferred return, the Company's preferred equity is entitled to a 30% profit participation after each member has attained a 12% internal rate of return. Although the Company’s preferred equity interest represents more than 50% of the total equity of Portfolio 8, the Company determined that the Common Member controls the venture and that the Company does not currently have the ability to exercise substantive participating or liquidation rights that would overcome the presumption of control by the Common Member. Accordingly, the Company accounts for its investment using the equity method under ASC 323.

Variable Interest Assessment
To evaluate Portfolio 8 for consolidation, the Company first considered the applicability of the variable interest model. While the Company has a variable interest in Portfolio 8 through its preferred equity investment, the Company determined that Portfolio 8 did not meet any of the following characteristics of a variable interest entity under ASC 810-10-15-14:

•
Insufficient equity investment at risk — At inception, Portfolio 8 was capitalized with $55 million of equity and $171 million of third party non-recourse debt financing, with equity investment at risk representing approximately 24% of the venture's total assets. The Company's preferred equity in Portfolio 8 was deemed to be “at risk” because it participates significantly in both profits and losses, albeit not on a pari passu basis with the Common Member. The Preferred Member participates significantly in profits of Portfolio 8 through its 12% preferred return and 30% of residual return. Based upon these equity-like returns, we determined that the Preferred Member participates significantly in profits of Portfolio 8. The Preferred Member also participates significantly in losses as there is no recourse to the Common

Member, thus the preferred equity investment is subject to total loss. The third party debt obtained by Portfolio 8 was based on customary market terms and without significant guaranties from its equity owners or any of their related parties. In light of the venture's ability to obtain customary third-party debt and its debt-to-total capital ratio, which is consistent with other entities that hold similar assets, the Company concluded that Portfolio 8 has sufficient equity at risk to finance its activities without additional subordinated financial support.

•
Holders of equity investment at risk lack the characteristics of a controlling financial interest — Portfolio 8 is controlled by a Board of Directors (the “Board”) which has delegated day-to-day management of the venture to the Administering Member, which is initially the Common Member. The Common Member cannot be removed as Administering Member without unanimous consent of the Board (composed of two members appointed by the Company and a single member appointed by the Common Member). As the Administering Member, the Common Member is responsible for all aspects of the day-to-day operations, leasing and management of the underlying investment properties, and identifying future investment opportunities, which are deemed to be the activities that most significantly impact the economic performance of the venture. While the members' participation in profits and losses are not on a pari passu basis (due to the preferred return and sharing of residual returns that are not proportionate to the members’ economic interests), there are no contractual or other arrangements which protect the members, as a group, from absorbing losses or cap their returns. Since the equity holders, as a group, have the ability to elect the Board, thereby appoint the Administering Member, and have the obligation to absorb expected losses and the right to receive expected residual returns, the equity holders, as a group, have the characteristics of a controlling financial interest.

•
Entity is established with non-substantive voting interests — The manner in which profits and losses are shared between the members (as noted above) are not proportionate to the members' voting rights (which are split 66.7%/33.3% between the Company and the Common Member, respectively, based upon the members' Board representation and 50%/50% where unanimous consent is required). However, the Company concluded that Portfolio 8 is not established with non-substantive voting interests as substantially all of the activities of Portfolio 8 are not conducted on behalf of, or involve, a member with disproportionately few voting rights relative to its economic interest. In making this qualitative assessment, the Company considered the following:

•	Both the Company and the Common Member invest in real estate; accordingly, the operations of Portfolio 8 are substantially similar in nature to the activities of both members.

•	While the members have rights to buy or sell their equity interest under certain circumstances, these rights are not equivalent to an option with a fixed price or “in the money” put or call feature.

•
While there are transfer restrictions on each member's equity interest, de facto agents identified by ASC 810-10-25-43(d) are not considered in applying the anti-abuse clause, and there are no other arrangements which would create a de facto agency relationship between the members.

Since none of the characteristics of ASC 810-10-15-14 were present, Portfolio 8 was evaluated for consolidation under the voting model.

Voting Interest Assessment
After considering the voting interest model, the Company concluded that Portfolio 8 is a limited liability company which has governing provisions that are the functional equivalent of a limited partnership. Although Portfolio 8 is governed by a Board, the Board has effectively delegated its powers and ceded control over day-to-day operation and management of the investment properties, which represent the core activities of Portfolio 8, to the Common Member as the Administering Member. The role of the Administering Member is akin to that of a general partner in a limited partnership or a managing member in a limited liability company, which is typical in real estate joint ventures. In this regard, the Preferred Member is analogous to a limited partner.

Under the voting interest model for limited partnerships, ASC 810-20-25-3 provides a presumption that the general partner controls the limited partnership, regardless of the extent of its ownership interest. This presumption of control by the general partner can be overcome if the limited partners have either substantive liquidation rights, or substantive kick-out rights without cause, or substantive participating rights that could be exercised by a simple majority vote of limited partners (or by a single limited partner).

The Company does not currently have substantive kick-out or liquidation rights since removal of the Common Member as the Administering Member without cause and liquidation of the venture require unanimous consent of the Board (including the Common Member). Although the Company has the rights to control certain decisions made by the Board, such decisions, which include liquidation of the entity, protection against dilution in economic rights and ownership interests, and new asset acquisition, are protective in nature. Similarly, while the Board is required to approve the venture’s annual business plan, the plan is subject to automatic approval as long as it provides for sufficient cash flow to pay debt service and fund the preferred return. Accordingly, the budget approval right does not allow the Company to participate in decision-making in the ordinary course of business. As the rights retained by the Board are non-substantive, the presumption of control by the Administering Member is not overcome.

Based upon the foregoing analysis, the Company concluded that controlling financial interest over Portfolio 8 resides with the Common Member. The Company’s preferred equity investment allows it to exert significant influence but not control over Portfolio 8. Accordingly, the Company accounts for its investment in Portfolio 8 under the equity method.

There have been no reconsideration events or changes in the contractual rights of the members since the inception of the investment that affected the assessment described above. We will continue to evaluate any changes in the rights or duties of the members which are conditioned upon future contingent events (including the Common Member’s fulfillment of its obligations as Administering Member) to assess if there may be a change to the presumption of control by the Common Member at that time.

Schedule IV, page F-54

2. We note your footnote (3) to your table. Please tell us if you have aggregated loans whose carrying values are individually greater than 3% of the total carrying value. Specifically, address the line item Hotel -various, USA with two loans that have a combined carrying value of $328 million. Please refer to Rule 12-29 of Regulation S-X.

At December 31, 2014, the Company had four loans whose carrying values individually exceeded 3% (or approximately $63.9 million) of total carrying value of loans, all of which are listed individually in Schedule IV.

The two mezzanine loans included in Schedule IV on an aggregate basis were originated as part of a single refinancing of a portfolio of 152 hotels located throughout the United States and represent two subordinate tranches of the debt stack comprising a first mortgage loan owned by third parties with a principal balance of $775 million and two partial mezzanine positions owned by the Company with a combined carrying value of $328 million. The mezzanine loans include a first mezzanine loan with a carrying value of $25 million and a second mezzanine loan with a carrying value of $303 million. Since the carrying value of the first mezzanine loan is less than the 3% threshold, it would have been aggregated with other unrelated loans. However, since the loans share the same collateral pool that is cross-collateralized for the entire debt stack and management views and manages the loans as a single investment, the Company determined that it was more appropriate to combine the two related mezzanine positions for presentation in Schedule IV.

3. Please tell us how you complied with Rule 12-29 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost for Federal income tax purposes.

The Company acknowledges the Staff's comment and notes that the aggregate cost basis for Federal income tax purposes as of December 31, 2014 for the mortgage, subordinated and mezzanine loans included in Schedule IV was approximately $2.12 billion, which is not materially different from the GAAP carrying value of $2.13 billion. In future filings, the Company will include this additional information.

Form 8-K Filed on February 20, 2015
Exhibit 99.1 Press Release dated February 19, 2015

4. We note that you present fair value as a non-GAAP financial measure in your press release. Please explain to us how this presentation complies with Regulation G; specifically, please tell us how you determined it was not necessary to provide a reconciliation of this measure to your net book value. If after further consideration you determine to revise your disclosure of the non-GAAP presentation, please provide us with your revised presentation to be included in future filings.

Until recently, the majority of the Company’s investment portfolio had been composed of financial instruments (including loans receivable and equity investments in unconsolidated entities) for which we disclose fair value on a quarterly basis in accordance with ASC 825. Certain mortgage REITs that we once viewed as our peers had elected the fair value option for similar financial instruments, and the fair value metrics in our press release were furnished to provide our investors a basis for comparison, as if we had made a similar election.

However, given our increased focus on equity investments and recent combination with Colony Capital, LLC, we view fair value to no longer be relevant to our investors since equity REITs and asset managers that we now view as our peers do not report this metric. Accordingly, beginning in the first quarter of 2015, we have eliminated our disclosure of fair value in our press release. Nonetheless, we acknowledge the Staff's comment and have provided below a reconciliation of the fair value metrics disclosed in our press release, which are primarily derived from our GAAP financial statements.

(In thousands)	Book Value		Fair Value		Excess of Fair Value Over Book Value
Loans receivable, net	$2,131,134	(1)	$2,163,500	(2)	$32,366
Real estate assets, net	1,643,997	(1)	1,650,276	(3)	6,279
Investments in unconsolidated joint ventures	1,646,977	(1)	1,963,965	(2)	316,988
CMBS debt	537,268	(1)	536,927	(2)	341
Convertible senior notes	604,498	(1)	617,763	(2)	(13,265)
Noncontrolling interests	518,313	(1)	527,158	(4)	(8,845)
Total excess of fair value over book value attributable to stockholders					$333,864

(In thousands, except per share data)	December 31, 2014
Total stockholders’ equity	$2,417,480	(1)
Excess of fair value over book value attributable to stockholders as calculated above	333,864
Less: Preferred stock liquidation preference	(338,250)	(1)
Fair value of common equity	2,413,094
Shares of common stock outstanding	109,634	(1)
Fair value per common share	$22.01
________

(1)	Derived from the Company's audited consolidated balance sheet as of December 31, 2014

(2)	Derived from Note 11 of the Company's audited consolidated financial statements for the year ended December 31, 2014

(3)	Estimated based upon discounted cash flows and/or recent transaction prices

(4)	Calculated based upon noncontrolling interests' share of each investment entity's estimated fair value of equity under hypothetical liquidation at fair value.

Given that we no longer provide fair value metrics other than as required by GAAP, we do not expect to include such reconciliation in our future filings.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (310) 552-7230.

Sincerely,

/s/ Darren J. Tangen
Darren J. Tangen
Chief Financial Officer and Treasurer

cc: Ronald M. Sanders
Colony Capital, Inc.
David W. Bonser
James E. Showen
Hogan Lovells US LLP